SHORE BANCSHARES, INC.

18 E. Dover Street

Easton, Maryland 21601

September 10, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:         Shore Bancshares, Inc.

Acceleration Request

Registration Statement on Form S-4/A

File No. 333-259089

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), Shore Bancshares, Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Tuesday, September 14, 2021, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes William Levay, of Holland & Knight LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to William Levay, Holland & Knight LLP, 800 17th Street N.W., Suite 1100, Washington, DC 20006.

If you have any questions regarding this request, please telephone William Levay at (202) 469-5271 or, in his absence, Kevin Houlihan at (202) 469- 5269 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Lloyd L. Beatty, Jr.
Lloyd L. Beatty, Jr.
President and Chief Executive Officer

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